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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

Name of Issuer - Swift Transportation Co., Inc.

Title of Class of Securities - Common Stock

CUSIP Number - 870756103

Date of Event Which Requires Filing of this Statement - December 31, 2003

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


      [ ]   Rule 13d-1 (b)

      [ ]   Rule 13d-1 (c)

      [X]   Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   Name of Person Reporting - Michael S. Starnes

2.   Check The Appropriate Box If A Member of a Group   (a) ___

                                                        (b) ___

3.   SEC USE ONLY

4.   Citizenship Or Place of Organization - Tennessee

Number of Shares      |   5.  Sole Voting Power - 2,345,241
                      |
Beneficially Owned By |   6.  Shared Voting Power - 0
                      |
Each Reporting        |   7.  Sole Dispositive Power - 1,345,241
                      |
Person With           |   8. Shared Dispositive Power - 1,000,000

9.   Aggregate Amount Beneficially Owned By Each Reporting Person
     - 2,345,241

10.  Check Box If The Aggregate Amount In Row (9)
     Excludes Certain Shares (See Instructions)

11.  Percent Of Class Represented By Amount in Row 9 - 2.8%

12.  Type of Reporting Person (See Instructions) - IN


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Item 1(a) - Name of Issuer - Swift Transportation Co., Inc.

Item 1(b) - Address of Issuer's Principal Executive Offices:

            2200 South 75th Avenue, Phoenix, AZ 85043

Item 2(a) - Name of Person Filing: Michael S. Starnes

Item 2(b) - Address of Principal Business Office:

            c/o Union Planters Corp., 6200 Poplar Avenue, Memphis, TN 38119

Item 2(c) - Citizenship: Tennessee

Item 2(d) - Title of Class of Securities: Common Stock

Item 2(e) - CUSIP Number: 870756103

Item 3    - If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
              or (c), check whether the person filing is a:

            Not applicable

Item 4    - Ownership

            (a) Amount Beneficially Owned: 2,345,241 shares

            (b) Percent of Class: 2.8%

            (c) Number of Shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                    2,345,241

               (ii) shared power to vote or to direct the vote:

                    0

              (iii) sole power to dispose or to direct the disposition of:

                    1,345,241

               (iv) shared power to dispose or to direct the
                    disposition of:

                    1,000,000


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Item 5    -  Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6    -  Ownership of More than Five Percent on Behalf of
             Another Person:

             Not Applicable

Item 7    -  Identification and Classification of Subsidiary
             Which Acquired the Security Being Reported On By the Parent Holding Company:

             Not Applicable

Item 8    -  Identification and Classification of Members of the Group:

             Not Applicable

Item 9    -  Notice of Dissolution of Group:

             Not Applicable

Item 10   -  Certifications

             Not Applicable


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004


/s/MICHAEL S. STARNES

   MICHAEL S. STARNES


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